Morris, Manning & Martin, LLP Logo

September 22, 2006

Heath D. Linsky

404-504-7691

hdl@mmmlaw.com

www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk 450

100 F Street, NW

Washington, DC 20549-1004

Attention: Karen J. Garnett, Assistant Director

Re:	Cole Credit Property Trust, Inc.

Amendment No. 1 to Form 10-SB, Filed August 2, 2006

File No. 0-51962

Ladies and Gentlemen:

On behalf of Cole Credit Property Trust, Inc. (the “Company”), transmitted herewith for filing is the Company’s Post-Effective Amendment No. 2 (the “Amendment”), with exhibits, to its Registration Statement on Form 10-SB (File No. 0-51962) (the “Registration Statement”), in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Amendment is being filed principally in response to comments of the Staff set forth in the Securities and Exchange Commission’s letter dated August 24, 2006 (the “Letter”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Letter. References to page numbers (other than in headings taken from the Letter) are to pages of the Registration Statement as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

The Company responds to the specific comments of the Staff as follows:

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

September 22, 2006

General

Part I

Item 1. Description of Business, page 3

1.	We note your response to our prior comment number 6. Please explain what you mean when you say that the loan proceeds of $85.8 million are "net of principal payments on short-term borrowings."

Response: The Company has revised its disclosure under the caption “Item 1. Description of Business” on page 3 of the Amendment in accordance with the Staff’s comment to clarify the description of the source of funds for the Company’s property acquisitions. Generally, the mortgage loans that the Company used to acquire its properties contained a short-term, variable rate tranche that was required to be repaid within three months of the acquisition. The Company repaid the short-term borrowings with proceeds from the Offering. Therefore, in order to disclose how the Company funded its acquisitions, the Company has disclosed its use of Offering proceeds on a gross basis, including the amount of proceeds used to repay the short-term loans, and the loan proceeds on a net basis excluding the principal amount of the short-term loans.

Investment Objectives and Policies, Page 4

2.	Please clarify in the first paragraph on page 5, if true, that your policy does not limit the percentage of your assets that may consist of properties rented to non-investment grade tenants.

Response: The Company has revised the disclosure under the caption “Item 1. Description of Business – Investment Objectives and Policies – Other Possible Investments” on page 5 of the Amendment in accordance with the Staff’s comment to disclose that its policy does not limit the percentage of its assets that may consist of properties rented to non-investment grade and non-rated tenants. Additionally, the Company has revised the disclosure throughout the Amendment to remove the emphasis on “investment grade” tenants. See the Company’s response to Comment No. 3 below.

Concentration of Credit Risk, page 10

3.

In light of your disclosure on page 4 that only 30% of all scheduled lease payments as of April 27, 2006 are projected to be derived from "investment grade" tenants, please provide more detail here to explain how you determined that the remaining 70% were "creditworthy" tenants.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

September 22, 2006

Response: The Company has revised the disclosure throughout the Amendment to remove the emphasis on “investment grade” and other “creditworthy” tenants. The Company explains the factors the advisor considers in evaluating the credit worthiness of a tenant under the caption “Item 1. Description of Business – Investment Objectives and Policies – Primary Investment Focus” on page 4 of the Amendment. The advisor uses the same factors in evaluating both investment grade and non-investment grade tenants.

Management's Discussion and Analysis or Plan of Operation, page 16

4.

We note your new disclosure on page 16 in response to our prior comment number 32. Since it appears that your primary risk exposure relates to tenant creditworthiness and lease expirations, please briefly address possible trends in these factors here and explain how management intends to address them.

Response: The Company has added additional disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operations” on page 16 of the Amendment to address the Staff’s comment to disclose the Company’s risk exposure related to tenant creditworthiness and lease expirations and how management addresses such risks.

5.

Refer to the final paragraph on page 18. Please tell us how the discussion of "income capitalization rate" helps explain the increase in revenue described in this paragraph. In addition, please provide the disclosure required by Item 10(h) of Regulation S-B in relation to income capitalization or tell us why you do not believe that such disclosure is required.

Response: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Results of Operations – Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005” on page 18 to remove the references to the income capitalization rate.

6.

We note new disclosure in the third paragraph on page 19 and the fourth paragraph on page 20 indicating that the increase in asset management fees was offset by partial waivers of those fees by your advisor. Please revise your introduction to this section to discuss your advisor's policy with respect to waiving its fees and state whether management views these waivers as part of a trend or isolated incidents that are not expected to recur. Also, revise your discussion of results of operations to indicate the specific reason for waiver in each period presented.

Response: The Company has added additional disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Results of Operations – Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005 – Property and Asset Management Fee” on page 19 of the Amendment and “—Year Ended

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

September 22, 2006

December 31, 2005 Compared to the Period from Inception (March 29, 2004) to December 31, 2004 – Property and Asset Management Fees” on page 20 of the Amendment to address the Staff’s comment to disclose the policy of the Company’s advisor with respect to waiving its fees and the reason for waivers in each period.

Item 6. Executive Compensation, page 32

7.

We note your response to our prior comment number 41. Please include a footnote to the portion of the fee table related to asset management fees which explains the recent fee waivers granted by your advisor and emphasizes that your advisor is not required and may not continue to grant such waivers.

Response: The Company has revised the disclosure under the caption “Item 6. Executive Compensation” on page 35 of the Amendment in accordance with the Staff’s comment by adding a new footnote (4) to explain the fee waivers granted by its advisor and emphasizes that its advisor is not required and may not continue to grant such waivers.

8.	Please revise your disclosure in connection with leasing commissions to explain that leasing commissions are only paid upon the establishment of new leases.

Response: The Company has revised the disclosure under the caption “Item 6. Executive Compensation” on page 33 of the Amendment in accordance with the Staff’s comment to disclose that leasing commissions are paid only upon the establishment of new leases and renewals of leases with existing tenants.

Part II

Exhibits

9.

We note from your disclosure on page 26 that your lease with CarMax represented over 10.43% of your base rents for 2005. Please file your agreement with CarMax as an exhibit or tell us why you believe you are not required to file it.

Response: The Company has revised the Amendment in accordance with the Staff’s comment to include the CarMax lease as an exhibit.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

September 22, 2006

The Company hopes the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at (404) 504-7691 or David M. Calhoun at (404) 504-7613.

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	Marc T. Nemer, Esq.

David M. Calhoun, Esq.